Nicole C. Brookshire +1 617 937 2357 nbrookshire@cooley.com	Via EDGAR and Overnight Courier

August 22, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Edwin Kim, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Eiko Yaoita Pyles, Staff Accountant

Re:	Datadog, Inc.
Response dated August 20, 2019
Draft Registration Statement on Form S-1
CIK: 0001561550

Ladies and Gentlemen:

On behalf of Datadog, Inc. (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated August 21, 2019 with respect to the Company’s prior response letter dated August 20, 2019 in connection with its Draft Registration Statement on Form S-1, as originally confidentially submitted to the Staff on June 13, 2019, and amended on July 30, 2019 and August 14, 2019.

Set forth below is the Company’s response to the Comment. For the Staff’s convenience, the Comment is set forth below in italics.

Response dated August 20, 2019

Note 7. Commitments and Contingencies page F-22

1.

We note your response to prior comment 1. Please provide more details regarding the nature of the employment matters that resulted in a non-income tax liability. Also, explain further your statement that “the period of limitations for assessment had expired” and how that factored into the release of the liability. In your response, please clarify whether you were legally released from this obligation. Otherwise, tell us how you determined that derecognition of such liability was appropriate under the guidance in ASC 405-20-40-1, or tell us what other guidance you considered in your accounting for this transaction.

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Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

August 22, 2019

Page Two

The Company respectfully advises the Staff that, in January 2015, the Company recorded a contingent Federal payroll tax liability in conjunction with common stock repurchase transactions, as part of a capital raise, with certain of its employees. The potential payroll tax treatment of these transactions was subject to uncertainty, and the contingent payroll tax liability was deemed probable and reasonably estimable under Accounting Standard Codification (“ASC”) 450.

Under Section 6501(a) of the Internal Revenue Code of 1986, as amended (the “Code”), the amount of any Federal payroll tax imposed must be assessed within three years after the relevant tax return was filed. With respect to returns of Federal payroll tax (specifically Form 941, Employer’s Quarterly Federal Tax Return), pursuant to Section 6501(b)(2) of the Code, the quarterly tax returns filed with respect to a calendar year that are filed before April 15 of the succeeding calendar year are deemed to be filed on April 15 of the succeeding calendar year. Thus, the period of limitations for assessment of a Federal payroll tax liability for a calendar year runs three years from April 15 of the following year or, if later, three years after the date the return was actually filed.

The Company filed its 2015 quarterly Federal employment tax returns before April 15, 2016. When applying the rules summarized above to the contingent Federal payroll tax liability required for the January 2015 payments, the period of limitations for assessment for 2015 expired on April 15, 2019, and after April 15, 2019 the contingent tax liability could not have been assessed. As such, under ASC 405-20-40-1, the Company derecognized this liability since it was legally released from being the primary obligor.

Please contact me at (617) 937 2357 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely, Cooley LLP

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Olivier Pomel, Datadog, Inc.

David Obstler, Datadog, Inc.

Laszlo Kopits, Datadog, Inc.

Jodie Bourdet, Cooley LLP

Alison Haggerty, Cooley LLP

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com